UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

ExpressJet Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

30218U306
(CUSIP Number)

August 4, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandell Asset Management Corp.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                      0

6.      SHARED VOTING POWER

                      928,000

7.      SOLE DISPOSITIVE POWER

                      0

8.      SHARED DISPOSITIVE POWER

                      928,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      928,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       5.5%

12.     TYPE OF REPORTING PERSON*

                       CO

                                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Master Investments Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 520,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 520,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 520,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.1%

12.     TYPE OF REPORTING PERSON*

                 CO

                                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 520,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 520,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 520,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.1%

12.     TYPE OF REPORTING PERSON*

                 CO

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Holdings Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 520,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 520,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 520,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                3.1%

12.     TYPE OF REPORTING PERSON*

                 CO

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Castlerigg Offshore Holdings, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 520,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 520,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 520,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.1%

12.     TYPE OF REPORTING PERSON*

                 CO

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Merger Arbitrage Master, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 408,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 408,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 408,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 2.4%

12.     TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Castlerigg Merger Arbitrage, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 408,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 408,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 408,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 2.4%

12.     TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Castlerigg Merger Arbitrage Intermediate, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 408,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 408,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 408,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 2.4%

12.     TYPE OF REPORTING PERSON*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas E. Sandell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 928,000

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                 928,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 928,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.5%

12.     TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

ExpressJet Holdings, Inc. (“Issuer”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               700 North Sam Houston Parkway
West, Suite 200
Houston, Texas 77067

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

•	Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”),

•	Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”),

•	Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”),

•	Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”),

•	Castlerigg Merger Arbitrage Master, Ltd, a British Virgin Islands company (“CMAM”),

•	Castlerigg Merger Arbitrage Intermediate, L.P., a British Virgin Islands limited partnership (“CMAI”),

•	Castlerigg Merger Arbitrage, Ltd., a British Virgin Islands company (“CMA”), and

•	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings and Castlerigg Offshore Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of CMAM, CMAI and CMA is 171 Main Street, Road Town, Tortola, BVI VG 1110.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).      CITIZENSHIP:

Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CMAM and CMA is a company formed under the laws of the British Virgin Islands.

CMAI is a British Virgin Islands limited partnership.

Each of SAMC and Castlerigg Offshore Holdings is a Cayman Islands exempted company.

Mr. Sandell is a citizen of Sweden.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

30218U306

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ]   Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ]   Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)      [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)      [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                        Investment Company Act;

        (j)      [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons may be deemed to be the beneficial owners of 928,000 shares of Common Stock.

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell may be deemed to beneficially own the 520,000 shares of Common Stock held directly by Castlerigg Master Investments.

CMAM, CMA, CMAI, SAMC and Mr. Sandell may be deemed to beneficially own the 408,000 shares of Common Stock held directly by CMAM.

(b)	Percent of Class:

The Reporting Persons beneficially own 928,000 shares of Common Stock representing 5.5% of all the outstanding shares of Common Stock.

The 520,000 shares of Common Stock held directly by Castlerigg Master Investments represent 3.1% of all the outstanding shares of Common Stock.

The 408,000 shares of Common Stock held directly by CMAM represent 2.4% of all the outstanding shares of Common Stock.

The calculation of the Reporting Persons’ beneficial ownership is based on the 16,966,139 shares of Common Stock issued and outstanding as of April 27, 2010 as reported in the Form 10-Q filed by the Issuer on April 30, 2010 for the period ended March 31, 2010.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 520,000 shares of Common Stock held by Castlerigg Master Investments.

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 408,000 shares of Common Stock held by CMAM.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 520,000 shares of Common Stock held by Castlerigg Master Investments.

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 408,000 shares of Common Stock held by CMAM.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
             PERSON.

        Not applicable.

ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                        COMPANY.

                 Castlerigg Master Investments directly owns 520,000 shares of Common Stock.  Castlerigg Offshore Holdings is the controlling shareholder of Castlerigg Master Investments, Castlerigg Holdings is the controlling shareholder of Castlerigg Offshore Holdings, and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

                  CMAM directly owns 408,000 shares of Common Stock.  CMAI is the controlling shareholder of CMAM and CMA is the controlling shareholder of CMAI.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 See Exhibit B attached hereto.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                          SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  August 11, 2010
SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:    Chief Executive Officer

CASTLERIGG MASTER INVESTMENTS LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
Title:   Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE MASTER, LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE INTERMEDIATE, L.P.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

/s/ Thomas E. Sandell
     Thomas E. Sandell

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ExpressJet Holdings, Inc.  dated as of August 11, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 11, 2010
SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Name:  Thomas E. Sandell
Title:    Chief Executive Officer

CASTLERIGG MASTER INVESTMENTS LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
Title:   Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE MASTER, LTD.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE INTERMEDIATE, L.P.
By:  Sandell Asset Management Corp.
As Investment Manager

By:  /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

/s/ Thomas E. Sandell
     Thomas E. Sandell

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Sandell Asset Management Corp.
Castlerigg Master Investments Ltd.
Castlerigg International Limited
Castlerigg International Holdings Limited
Castlerigg Offshore Holdings, Ltd.
Castlerigg Merger Arbitrage Master, Ltd.
Castlerigg Merger Arbitrage Intermediate, L.P.
Castlerigg Merger Arbitrage, Ltd.
Thomas E. Sandell